Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Announces the Election of Ofer Bloch as its Chief Executive Officer

        Hadera, Israel, November 24, 2009 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced today that its board of directors has resolved to elect Ofer Bloch as its chief executive officer. Mr. Bloch will replace the current CEO Mr. Avi Brener that has recently announced his retirement.

Since September 2009, and for a period of several months, Mr. Bloch served as the chief executive officer of Leadcom Integrated Solutions Ltd., a public company traded on the Tel Aviv Stock Exchange. From 2006 to 2009, Mr. Bloch served as the president and chief executive officer of Netafim Ltd. Prior to that, from 2003 to 2006, Mr. Bloch served as the chief executive officer of DBS Satellite Services (1998) Ltd. (Yes).

Information with respect to the employment terms of Mr. Bloch will be filed by Hadera Paper with the Securities and Exchange Commission on Form 6-K.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il